G:\6K\6K 01 4Q.doc

02059118

PE 9/1/02

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

For the Month of September, 2002

SEC MAIL PROCESSING
RECEIVED
SEP 26 2002
WASH. D.C. 164 SECTION

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant's press release dated September 12, 2002, announcing results of operations for the Second quarter ended June 30, 2002 and the first half of 2002, as well as orders totaling more than 14,000 VSATs worldwide.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-4 of Gilat Satellite Networks Ltd. (333-71422), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and (No. 333-12698) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: [signature]

Yoav Leibovitch
Chief Financial Officer

Dated: September 23, 2002

Click here for GILTF stock quote/chart

BW2155 SEP 18,2002 5:54 PACIFIC 08:54 EASTERN

(BW)(GILAT-SATELLITE-NTWKS)(GILTF) Gilat Announces Results for the Second Quarter and First Half of 2002; Recent Orders Total More Than 14,000 VSATs Worldwide

Business & Technology Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--Sept. 18, 2002--

Gilat also announces significant progress on debt restructuring

Gilat Satellite Networks Ltd. (Nasdaq:GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended June 30, 2002. The Company also provided an update on its debt restructuring progress.

Revenues were US$51.6 million and US$123.7 million for the second quarter and first half of 2002, respectively. Operating loss for the second quarter was US$23.5 million and net loss was US$35.7 million or US$(1.53) per share, including consolidated losses for rStar Corp. (Nasdaq:RSTR). These results included a one-time, non-cash provision for doubtful accounts of US$12.0 million mainly related to WorldCom, Inc (Nasdaq:WCOEQ, MCWEO) and its affiliates. Eliminating the impact from the non-recurring, non-cash provision related to WorldCom as well as the impact from rStar, Gilat had an operating loss of US$9.3 million.

The Company improved its total cash balance by US$2.6 million in the quarter, bringing its total cash balance to US$100 million as of the quarter end.

The Company also announced that its Spacenet subsidiary has reached agreement with WorldCom regarding pre-petition amounts owed to the company. Spacenet has received payment per its agreement with WorldCom and also re-affirmed and extended its relationship with WorldCom and the United States Postal Service for an additional three years.

Gilat Chairman and Chief Executive Officer Yoel Gat said, "Our efforts to control costs and focus on cash flow resulted in improving our total cash balance for the quarter. The large deals that we signed recently will positively impact to our results beginning in the fourth quarter and beyond."

Company announces significant progress on restructuring

Gilat also announced today that it has been informed that significant progress has been made at meetings held by a number of bondholders, representing a significant percentage of the outstanding bonds and with Gilat's primary lender, with respect to a total debt of approximately US$450 million including the US$350 million (face value), 4.25 percent Convertible Subordinated Notes, due in 2005 ("Notes"). It is expected that a final restructuring plan - that will be subject to an agreement with the primary lender - will include the conversion of a substantial portion of the bondholders' debt to common equity and new convertible debt at a predetermined conversion price. The final terms will be subject to reaching an acceptable agreement and comprehensive restructuring plan for the Company in the coming weeks and securing the required consents of the relevant parties. Additionally, to facilitate the restructuring process, Robert Bednarek, Executive Vice President of Corporate Development for SES GLOBAL, has resigned from Gilat's Board of Directors.

Gilat has been notified by the Bank of New York, paying agent under the indenture dated March 7, 2000 pursuant to which the Notes were issued, that payment of interest was erroneously made to the holders of record. Gilat expects that the mistaken payment will be recalled by the Bank of New York. Gilat will not bear any liability or responsibility for the mistaken payment. Gilat has decided at the present not to make payment of the US$7.5 million in interest due on September 15, pending conclusion of the final arrangement with the bondholders.

Gilat announces several contracts, including expanded support of GTECH's lottery operations

-- Last week, Gilat announced that its Spacenet subsidiary was selected by GTECH Corporation (NYSE: GTK) to provide nearly 7,500 Skystar Advantage VSAT terminals and related Hubs, space segment and operations to support various GTECH state lottery contracts, as well as other lotteries worldwide. Since 1991, Gilat and its subsidiaries have provided GTECH with nearly 20,000 VSATs for use by government-authorized lotteries worldwide.

-- Spacenet has also been selected by Gulf Oil to provide a high-speed Skystar Advantage(R) VSAT network to serve its dealers who wish to upgrade their credit authorization and pay-at-the-pump capabilities.

-- Pending successful completion of in-field platform testing, Do it Best Corp. will deploy a VSAT network intended to connect as many as 4,000 store sites using Gilat's Skystar 360E(TM)/Connexstar(SM) platform.

-- Steak 'n Shake Company has selected Spacenet to provide a 350-site satellite network using the Connexstar VSAT platform.

Gilat maintains momentum in the Asian and African markets

Gilat recently reported several core-business wins in Asia and Africa.

-- China Telecom awarded Gilat to provide a large-scale DialAw@y IP(TM) satellite rural telephony network to serve more than 1,300 public call offices in Tibet.

-- Alldean expanded its VSAT network for service applications throughout Africa. The contract calls for products and services worth more than US$11 million. The network is expected to be implemented by mid-2003.

-- Gilat was recognized as India's leading VSAT provider by Voice & Data magazine. Reinforcing its leadership position, Gilat was selected by its long-time customer HCL Comnet Ltd. to provide a Skystar 360E satellite hub station and 500 VSAT terminals. Bharti Broadband Networks Ltd. recently secured orders for more than 3,000, Skystar 360E VSATs, including 1,420 sites for its client Sahara India. Comsat Max Ltd. chose the 360E platform in October 2001 and has already purchased 1,000 units.

Recent agreements establish Gilat as top VSAT supplier to leading satellite operators

Within the past few weeks, Gilat announced two important agreements with leading broadband service providers.

-- Gilat recently received an order from JSAT Corp. for a Skystar Advantage VSAT network. JSAT, one of Asia's largest satellite operators, intends to use the equipment to provide shared-hub VSAT services to companies in a variety of industries throughout Japan.

-- Gilat was also selected by Intelsat Global Service Corp. to provide broadband satellite communications equipment and services in the amount of at least US$10 million by the end of 2003.

Statement of Financial Accounting Standards No. 142 "Goodwill and other Intangible Assets" (SFAS 142)

Under SFAS No. 142, effective January 1, 2002, indefinite lived intangible assets and goodwill are subject to annual impairment testing. In the second quarter of 2002, based on the results of the first test, it is likely that part or all of the goodwill has been impaired. The measurement of the potential goodwill impairment is expected no later than the end of 2002, as required by SFAS 142.

Gilat will discuss its second-quarter 2002 results on a conference call today, beginning at 10:30 a.m. EST. The event will also be broadcast live over the Internet and can be accessed by all interested parties, using either Windows Media or Real Media software, at www.gilat.com. The Gilat web site contains a link for downloading Real Player 8 software.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage (R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheets

US dollars in thousands	June 30 2002	December 31 2001
	Unaudited	Audited
Assets		
Current assets:		
Cash and cash equivalents*	86,003	97,325
Short-term bank deposits and current maturities of long-term bank deposits	3,323	12,900
Restricted cash	5,747	3,520
Accounts receivable:		
Trade	75,213	105,299
Other	78,737	65,851
Inventories	108,474	123,372
Total current assets	357,497	408,267

Investments and non-current receivables:		
Restricted cash	6,769	9,521
Severance pay fund	5,912	5,784
Investments in companies and non-current receivables	94,395	95,891
	107,076	111,196
Property, plant and equipment:		
Cost	326,861	346,826
Less - accumulated depreciation & amortization	106,028	99,627
	220,833	247,199
Other assets and deferred charges - net	89,594	91,961
	775,000	858,623
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term bank credit	2,015	4,664
Current maturities of long term loans	74,062	25,224
Accounts payable and accruals:		
Trade	37,063	46,927
Accrued expenses	35,466	51,737
Other	27,710	30,142
Total current liabilities	176,316	158,694
Convertible subordinated notes	350,000	350,000
Accrued severance pay	8,013	8,831
Long term loans - net of current maturities	85,839	136,073
Other long-term liabilities	17,072	17,066
Total liabilities	637,240	670,664
Minority interest	9,003	10,639
Shareholders' equity:		
Share capital and additional paid in capital	617,555	617,443
Currency translation adjustment	(5,730)	(5,710)
Accumulated deficit	(483,068)	(434,413)
	128,757	177,320
	775,000	858,623

* Including rStar's cash and cash equivalents of $26.5 million and $31.0 million as of June 30, 2002 and December 31, 2001, respectively.

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements

US dollars in thousands	Six Months ended June 30	Three Months ended June 30

	2002	2001	2002	2001
	Unaudited	Unaudited	Unaudited	Unaudited
	(rStar consolidated) *		(rStar consolidated) *	
Revenues	123,659	218,641	51,612	118,341
Cost of revenues	86,061	162,298	36,069	79,412
	37,598	56,343	15,543	38,929
Research and development costs:				
Expenses incurred	15,362	25,683	7,791	11,900
Less - grants	2,012	4,171	728	2,297
	13,350	21,512	7,063	9,603
Selling, general and administrative expenses	41,022	63,551	19,942	32,765
Provision for doubtful accounts (in 2002 relates mainly to WorldCom and it's affiliates)	12,610	21,241	12,000	232
Restructuring charges	-	9,994	-	
Operating income (loss)	(29,384)	(59,955)	(23,462)	(3,590)
Financial income (expenses) - net	(9,830)	(13,799)	(4,962)	(10,486)
Impairment of investments	-	(2,000)	-	(2,000)
Income (loss) before taxes on income	(39,214)	(75,754)	(28,424)	(16,076)
Taxes on income (expenses)	(367)	(281)	-	(281)
Income (loss) after taxes on income	(39,581)	(76,035)	(28,424)	(16,357)
Share in losses of associated companies	(10,809)	(252)	(8,067)	41
Minority Share in losses of a subsidiary	1,735	2,929	747	1,591
Net income (loss)	(48,655)	(73,358)	(35,744)	(14,725)
Earnings per share (in US dollars) Basic	(2.08)	(3.14)	(1.53)	(0.63)
Fully				

Diluted	(2.08)	(3.14)	(1.53)	(0.63)

Weighted average number of shares used in computation of earnings per share (in thousands)	Basic	23,389	23,358	23,389	23,360
	Fully Diluted	23,389	23,358	23,389	23,358

*Consolidated according to US GAAP

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements

US dollars in thousands	Six Months ended June 30		Three Months ended June 30	
	2002	2001	2002	2001
	Unaudited	Unaudited	Unaudited	Unaudited
	(rStar in the equity method)		(rStar in the equity method)	
Revenues	123,613	218,641	51,566	118,341
Cost of revenues	85,909	162,212	35,917	79,326
	37,704	56,429	15,649	39,015
Research and development costs:				
Expenses incurred	14,989	24,159	7,631	11,271
Less - grants	2,012	4,171	728	2,297
	12,977	19,988	6,903	8,974
Selling, general and administrative expenses	36,823	54,029	18,062	26,586
Provision for doubtful accounts (in 2002 relates mainly to WorldCom and it's affiliates)	12,610	21,241	12,000	232
Restructuring charges		9,994	-	
Operating income (loss)	(24,706)	(48,823)	(21,316)	3,223
Financial income (expenses) - net	(9,650)	(13,200)	(4,871)	(10,595)
Impairment of investments	0	(2,000)	-	(2,000)
Income (loss) before taxes on income	(34,356)	(64,023)	(26,187)	(9,372)
Taxes on income				

(expenses)		(367)	(281)	-	(281)
Income (loss) after taxes on income		(34,723)	(64,304)	(26,187)	(9,653)
Share in losses of associated companies		(13,932)	(9,054)	(9,557)	(5,072)
Minority Share in losses of a subsidiary					
Net income (loss)		(48,655)	(73,358)	(35,744)	(14,725)
Earnings per share (in US dollars)	Basic	(2.08)	(3.14)	(1.53)	(0.63)
	Fully Diluted	(2.08)	(3.14)	(1.53)	(0.63)
Weighted average number of shares used in computation of earnings per share (in thousands)	Basic	23,389	23,358	23,389	23,360
	Fully Diluted	23,389	23,358	23,389	23,360

*Consolidated according to US GAAP

--30--sdg/ny*

CONTACT: Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com
or
RFBinder Partners
Magda Gagliano, 212/994-7549
magda.gagliano@rfbinder.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: AEROSPACE/DEFENSE TELECOMMUNICATIONS COMPUTERS/ELECTRONICS MANUFACTURING HARDWARE EARNINGS CONFERENCE CALLS ADVISORY
SOURCE: Gilat Satellite Networks Ltd.

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